UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 5, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES PRICING OF EXCHANGE OFFER AND PROPOSED NEW FINANCING

Moscow and New York (May 5, 2006)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced the pricing of the previously disclosed private exchange offer (the “Exchange Offer”) launched by UBS (Luxembourg) S.A. (the “Bank”) for up to $250 million of the $450 million 10% Loan Participation Notes due 2009 issued by, but without recourse to, the Bank for the sole purpose of funding loans aggregating $450 million in principal amount to VimpelCom (the “Existing Notes”) in exchange for new Loan Participation Notes due 2016 issued by, but without recourse to, the Bank, for the sole purpose of funding a new loan to VimpelCom in a principal amount equal to the aggregate principal amount of the new Loan Participation Notes due 2016 to be issued in the Exchange Offer and the previously disclosed concurrent offer (the “Concurrent Offer”) of new Loan Participation Notes due 2016 (collectively, the “New Notes”). The aggregate principal amount of New Notes to be issued pursuant to the Exchange Offer and the Concurrent Offer is expected to total up to $600 million.

Subject to the terms and conditions of the Exchange Offer, each eligible holder who validly tenders and does not withdraw its Existing Notes will receive New Notes in the same principal amount as the Existing Notes accepted for exchange plus a cash consideration payment (the “Cash Consideration Payment”). The Cash Consideration Payment to be paid for Existing Notes validly tendered and not withdrawn by the early submission deadline of 5:00 p.m. (EST) on May 4, 2006 is $80.11 per $1,000 principal amount of Existing Notes, which includes an early submission cash payment of $12.50 per $1,000 principal amount of Existing Notes. Eligible holders of Existing Notes who tender after the early submission deadline will receive the Cash Consideration Payment less the early submission cash payment of $12.50 per $1,000 principal amount of Existing Notes, or $67.61 per $1,000 principal amount of Existing Notes. In addition, eligible holders will receive additional cash consideration of $7.83 per $1,000 principal amount of the Existing Notes accepted for exchange, calculated based on the pricing of the New Notes to be issued pursuant to the Concurrent Offer. Eligible holders whose tendered Existing Notes are accepted will also receive an amount in cash equal to the accrued and unpaid interest in respect of the Existing Notes to (but excluding) the settlement date.

The New Notes will bear an annual interest rate of 8.25% and will be due May 23, 2016. The Exchange Offer will expire at 5:00 p.m. (EST) on May 18, 2006, unless extended, and the settlement date for the New Notes is expected to be May 22, 2006.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the “Securities Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Notes, nor shall there be any sale of the New Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The New Notes have been offered (i) to qualified institutional buyers in reliance on available exemptions from registration under the Securities Act; and (ii) outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the Securities Act. The New Notes will not be registered under the Securities Act. Unless and until so registered, the New Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the closing of the sale of the New Notes in the Exchange Offer and Concurrent Offer and are based on Management’s best assessment of the Company’s strategic and financial position and of future market conditions and opportunities. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the telecommunications industry in Russia and the CIS will not have a material adverse effect on the VimpelCom Group and there can be no assurance that the Company will be able to close the sale of the New Notes pursuant to the Exchange Offer and/or the Concurrent Offer. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

This communication is directed solely at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or (iii) are persons falling within Article 49(2)(a) to (e) of the Financial Promotion Order or (iv) is a person to whom such communication may otherwise lawfully be made in accordance with the FSMA (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com